April 29, 2021

VIA EDGAR
==========
David L. Orlic

Division of Investment Management
Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, DC 20549

RE:	Griffin Institutional Access Credit Fund; File Nos. 333-211845 and 811-23159

Dear Mr. Orlic,

On March 2, 2022, Griffin Institutional Access Credit Fund (the “Fund” or the “Registrant”) filed a registration statement under the Securities Act of 1933 on Form N-2 (the “Registration Statement”) with respect to the Fund. On April 21, 2022, you provided oral comments on behalf of the staff of the Securities and Exchange Commission (the “Staff”) to the Registration Statement. Please find below a summary of those comments and the Registrant's responses, which the Registrant has authorized us to make on behalf of the Registrant.

Prospectus:

Comment 1. On the cover page, in the summary of investment strategy it states that the Fund includes derivatives in its 80% investment policy. Please confirm that the derivatives are market to market.

Response. The Registrant so confirms.

Comment 2. We note that the summary of risks is missing in the prospectus. Please provide a summary of the principal risks of the Fund.

Response. The Registrant has added the disclosure requested.

Comment 3. Please confirm whether the Fund will invest more than 25% of its assets in the sovereign debt of any one foreign country.

Response. The Registrant confirms that the Fund does not intend to invest more than 25% of its assets in the sovereign debt of any one foreign country.

Comment 4. We note that the Registration Statement says that the Fund is diversified, but a risk for non-diversification was included. Please reconcile the discrepancy.

Response. The Registrant has removed the non-diversification risk as the Fund is diversified.

Greenberg Traurig, LLP ■ Attorneys at Law ■ WWW.GTLAW.COM
2200 Ross Avenue, Suite 5200 ■ Dallas, TX ■ Tel 214.665.3685

Comment 5. We note that the short selling is included as a risk. Please confirm that any expenses of short selling have been included in the fee table as necessary.

Response. The Registrant’s fund accountants have confirmed to the Registrant that any expenses of short selling have been included in the fee table.

Comment 6. In the second paragraph of the section “Quarterly Repurchases of Shares – Determination of Repurchase Offer Amount”, it states that “If a shareholder owns less than one hundred (100) shares through a financial intermediary, financial adviser, or broker/dealer (“Financial Intermediary”) and tenders all shares for repurchase, and those shares are held by a Financial Intermediary in an omnibus account, it may not be possible for those shares to be redeemed in full prior to any proration of repurchase requests received from all other shareholders. Therefore, in that situation, those shareholders may not be fully redeemed, and may continue to hold shares in the Fund through the Financial Intermediary.” Rule 23c-3(b)(5)(i) requires both record and beneficial owners to be given the same treatment regarding proration. Please revise the disclosure accordingly.

Response. The Registrant has revised the disclosure as requested.

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If you have any questions or comments, please contact the undersigned at 214.665.3685. Thank you in advance for your consideration.

Sincerely,

/s/ Tanya L. Boyle

Tanya L. Boyle

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